                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. ___________)(1)

                           RIGEL PHARMACEUTICALS, INC.
                   ------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                   ------------------------------------------
                          (Title of Class of Securities

                                   766559 10 8
                   ------------------------------------------
                                 (CUSIP Number)

         Thomas S. Hodge                              Copy To:
     Chief Operating Officer                   Robin A. Painter, Esq.
        Two Union Square                   Testa, Hurwitz & Thibeault, LLP
        601 Union Street                           125 High Street
    Seattle, Washington 98101               Boston, Massachusetts 02110
         (206) 621-7200                            (617) 248-7000
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Commissions)

                                  JUNE 26, 2003
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 766559 10 8                                         PAGE 2 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FRAZIER HEALTHCARE II, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 3 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FHM II, L.L.C.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 4 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FRAZIER HEALTHCARE IV, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 5 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FRAZIER AFFILIATES IV, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        WC

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 6 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FHM IV, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        PN

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 7 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FHM IV, L.L.C.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 8 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FRAZIER MANAGEMENT, L.L.C.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                         PAGE 9 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        FRAZIER & COMPANY, INC.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        WASHINGTON
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,045,578
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,045,578

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,045,578
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        CO

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                        PAGE 10 OF 17 PAGES

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        ALAN D. FRAZIER
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a)[ ]
                                                                         (b)[ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
        OO

--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
        NUMBER OF
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                2,047,245
          EACH
       REPORTING           -----------------------------------------------------
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           -----------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                2,047,245

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,047,245
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        15.3%

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
        IN

--------------------------------------------------------------------------------

CUSIP NO. 766559 10 8                                        PAGE 11 OF 17 PAGES

     This Schedule 13D is being filed in accordance with Rule 13d-1(a) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") to reflect the acquisition of common stock, par value $0.001 per share (the "Common Stock"), and warrants exercisable for shares of Common Stock of Rigel Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"), by Frazier Healthcare IV, L.P. and Frazier Affiliates IV, L.P. on June 26, 2003. Frazier Healthcare II, L.P., FHM II, L.L.C., Frazier Management L.L.C., Frazier & Company, Inc. and Alan D. Frazier have a Schedule 13G, filed on February 7, 2001, on file with the Securities and Exchange Commission (the "SEC"). The share numbers and per share prices in this Schedule 13D reflect the one-for-nine (1-for-9) reverse stock split effected by the Issuer on June 24, 2003 (the "Reverse Stock Split").

     The Reporting Persons (as defined below) are making a single joint filing pursuant to Rule 13d-1(k)(1) under the Exchange Act.

     Except as expressly set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock of the Issuer. The Issuer's principal executive offices are located at 1180 Veterans Blvd., South San Francisco, CA 94080.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a), (f) This statement is being filed by Frazier Healthcare II, L.P., a Delaware limited partnership ("FH II"), FHM II, L.L.C., a Delaware limited liability company ("FH II GP"), Frazier Healthcare IV, L.P., a Delaware limited partnership ("FH IV"), Frazier Affiliates IV, L.P., a Delaware limited partnership ("FA IV"), FHM IV, L.P., a Delaware limited partnership ("FHM IV GPLP"), FHM IV, L.L.C., a Delaware limited liability company ("FHM IV GPLLC"), Frazier Management, L.L.C., a Delaware limited liability company ("FM"), Frazier & Company, Inc., a Washington corporation ("F&Co.") and Alan D. Frazier ("AF"), a natural person and a citizen of the United States (collectively, the "Reporting Persons").

     FH II GP is the general partner of FH II. F&Co. is the managing member of FM, which in turn is the managing member of FH II GP.

     FHM IV GPLLC is the general partner of FHM IV GPLP, which in turn is the general partner of both FH IV and FA IV. AF is a member of FHM IV GPLLC. AF is the controlling shareholder of F&Co. and serves as a director of the Issuer. FM serves as the management company of FH IV and FA IV. F&Co. also is a limited partner of FH IV.

     (b) The address of the principal business and principal office of the Reporting Persons is Two Union Square, 601 Union Street, Suite 3200, Seattle, Washington 98101.

     (c) FH II, FA IV and FH IV are venture capital funds concentrating in healthcare and related fields. The principal business of FH II GP, FHM IV GPLP and FHM IV GPLLC is to serve as general partner entities to venture capital funds. The principal business of FM is to provide management services to venture capital funds. F&Co. is a family holding company for AF. AF is a venture capitalist.

     (d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 766559 10 8                                        PAGE 12 OF 17 PAGES


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to the Common Stock and Warrant Purchase Agreement (the "Purchase Agreement," a copy of which is attached hereto as Exhibit B), dated as of April 29, 2003, by and among the Issuer and the Investors (as defined therein), the Issuer sold an aggregate of 7,986,110 shares of its Common Stock at a price of $5.76 per share and warrants to purchase an aggregate of 1,597,221 shares of its Common Stock at an exercise price of $5.76 per share to the Investors for an aggregate purchase price of approximately $46,000,000 (the "Financing") on June 26, 2003 (the "Closing Date"). The Financing had been subject to stockholder approval and certain other closing conditions.

     Prior to the Closing Date (but upon the effectiveness of the Reverse Stock Split), FH II, FH II GP, FM, F&Co. and AF were collectively the beneficial owners of 483,079 shares of Common Stock.

     Pursuant to a Voting Agreement dated as of April 29, 2003 (the "Voting Agreement," a copy of which is attached hereto as Exhibit C), by and among certain stockholders of the Issuer and certain of the Investors, FH II and F&Co. delivered a proxy to MPM BioVentures III, L.P. to vote the shares of Common Stock held of record by FH II and F&Co. in favor of the Financing as contemplated by the Purchase Agreement.

     Following the closing of the Financing and the effectiveness of the Reverse Stock Split, FH II became the record holder of 481,397 shares of Common Stock, F&Co. became the record holder of 1,682 shares of Common Stock, FH IV became the record holder of 1,295,507 shares of Common Stock and a warrant to purchase 259,101 shares of Common Stock and FA IV became the record holder of 6,576 shares of Common Stock and a warrant to purchase 1,315 shares of Common Stock. AF holds options exercisable for 1,667 shares of Common Stock.

     The funds for the purchase of the securities purchased in the Financing came from the funds held for investment by FH IV and FA IV. No part of the purchase was, is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     References to and descriptions of the Purchase Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3. References to and descriptions of the Voting Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Voting Agreement included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 3.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons are acquiring the Common Stock and warrants exercisable for Common Stock for investment purposes and, through representation of the Issuer's board of directors, to influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and the value of the investment of the Reporting Persons in the Issuer.

     In connection with the closing of the Financing, the Issuer and certain of the Investors entered into the Second Investor Rights Agreement (the "Rights Agreement," a copy of which is attached hereto as Exhibit D). Pursuant to the Rights Agreement, the Issuer has agreed to use its commercially reasonable best efforts to cause a registration statement covering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon the exercise of the warrants to be filed with the SEC as soon as practicable, but in no event later than ten business days after the closing of the Financing. The Issuer further agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective no later than five business days after receipt of notice of "no review" by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review. Upon the closing of the Financing, certain of the Issuer's existing stockholders, including FH II and F&Co., entered into that certain Consent, Waiver and Agreement in order to waive certain registration rights granted to such stockholders under a previous agreement between such existing stockholders and the Issuer.

CUSIP NO. 766559 10 8                                        PAGE 13 OF 17 PAGES


     Pursuant to the Purchase Agreement, the Issuer's board of directors currently consists of ten (10) members. AF is a director of the Issuer. Two persons designated by MPM BioVentures III, L.P. or its affiliates have been appointed as members of the board of directors of the Issuer. Currently, there is one vacancy, which may be filled by vote of the existing directors.

     Pursuant to the Purchase Agreement, the Issuer has amended its charter to
(a) effect the Reverse Stock Split and (b) effect any other changes that are necessary to complete the Financing, including, but not limited to, potentially increasing the number of authorized shares of the Issuer's Common Stock.

     Pursuant to the Voting Agreement by and among certain stockholders of the Issuer (including FH II) and certain of the Investors to the Purchase Agreement, MPM BioVentures III, L.P. was delivered an irrevocable proxy to vote in favor of the Financing by the stockholders who signed the Voting Agreement with respect to the shares held of record by such stockholders as of the date of the Voting Agreement as well as shares acquired by such stockholders prior to the termination of effectiveness of the Voting Agreement.

     Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Common Stock or pursue strategic transactions as opportunities arise.

     Except as set forth above, none of the Reporting Persons has any present plans that relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     References to and descriptions of the Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Purchase Agreement and the Form of Warrant issued under the Purchase Agreement included as Exhibits B and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4. References to and descriptions of the Voting Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Voting Agreement included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 4. References to and descriptions of the Rights Agreement as set forth in this Item 4 are qualified in their entirety by
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CUSIP NO. 766559 10 8                                        PAGE 14 OF 17 PAGES


reference to the Rights Agreement included as Exhibit C to this Schedule 13D, which is incorporated in its entirety in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) FH II is the record holder of 481,397 shares of Common Stock, F&Co. is the record holder of 1,682 shares of Common Stock, FH IV is the record holder of 1,295,507 shares of Common Stock and a warrant exercisable for 259,101 shares of Common Stock and FA IV is the record holder of 6,576 shares of Common Stock and a warrant exercisable for 1,315 shares of Common Stock. AF is the record holder of options exercisable for 1,667 shares of Common Stock. No other Reporting Persons are record holders of securities of the Issuer.

     Because all Reporting Persons are all affiliates of each other, each may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock (and the shares of Common Stock issuable upon the exercise of warrants and options) which each owns of record. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 1,785,162 shares of Common Stock, warrants exercisable for 260,416 shares of Common Stock and options to purchase 1,667 shares of Common Stock or, in the aggregate, 15.3% of the Company's issued and outstanding shares of Common Stock. However, each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock, warrants exercisable for Common Stock, or options to purchase Common Stock, except for such securities for which such Reporting Person is the holder of record.

     (b) Each of the Reporting Persons may be deemed to have the shared power to direct the vote and the shared power to direct the disposition of the 1,785,162 shares of Common Stock that may be deemed to be owned beneficially by each of them.

     (c) During the past sixty days, the Reporting Persons purchased Common Stock and warrants exercisable for Common Stock as part of the Financing.

     (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Prior to the Closing Date, the Voting Agreement was in effect, as described in Item 3. AF and Fred Silverstein, Naider Naini, Jon Gilbert and Robert Overell, who serve as members of FH IV GPLLC (and are limited partners of the FH IV GPLP) and F&Co., Fred Silverstein, Naider Naini, Jon Gilbert and Robert Overell as members of FM (collectively, the "Frazier Managers") may, from time, consult among themselves and coordinate the voting and disposition of the Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Common Stock as they deem to be in the collective interest of the Reporting Persons. The organizational documents of the Reporting Persons that are entities govern the division of profit or loss as among the Reporting Persons.

     In connection with the closing of the Financing, the Issuer and certain of the Investors will enter into the Rights Agreement. Pursuant to the Rights Agreement, the Issuer has agreed to use its commercially reasonable best efforts to cause a registration statement covering the Common Stock issued pursuant to the Purchase Agreement and the Common Stock issuable upon the exercise of the Warrants to be filed with the SEC as soon as practicable, but in no event later than ten business days after the closing of the Financing. The Issuer further agreed to use its commercially reasonable best efforts to cause the registration statement to be declared effective no later than five business days after receipt of notice of "no review" by the SEC or 90 days from the initial filing of such registration statement in the event of SEC review. Upon the closing of the Financing, certain of the Issuer's existing stockholders including FH II entered into that certain Consent, Waiver and Agreement in order to waive certain registration rights granted to such stockholders under a previous agreement between such existing stockholders and the Issuer.

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CUSIP NO. 766559 10 8                                        PAGE 15 OF 17 PAGES


     References to and descriptions of the Rights Agreement as set forth in this
Item 6 are qualified in their entirety by reference to the Rights Agreement included as Exhibit D to this Schedule 13D, which is incorporated in its entirety in this Item 6.

     Other than as described above and the agreements listed in Item 7 below, including the exhibits thereto, to the knowledge of the Reporting Persons there are presently no other contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Exhibit Name
-----------    ------------
     A.        Joint Reporting Agreement, dated as of July 3, 2003, by and among the Reporting Persons.
     B.        Common Stock and Warrant Purchase Agreement, dated as of April
               29, 2003, by and among the Issuer and the Investors (as defined therein).
     C.        Voting Agreement dated as of April 29, 2003, by and among certain stockholders of the Issuer and certain of the Investors.
     D.        Form of Second Investor Rights Agreement, by and among the Issuer and certain of the Investors (executed at the closing of the Financing).
     E.        Form of Common Stock Warrant issued pursuant to Common Stock and
               Warrant Purchase Agreement, dated as of April 29, 2003, by and among the Issuer and the Investors (as defined therein).

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CUSIP NO. 766559 10 8                                        PAGE 16 OF 17 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2003

                                    FRAZIER HEALTHCARE II, L.P.
                                    By: FHM II, L.L.C.
                                        Its General Partner
                                        By: Frazier Management, L.L.C.
                                            Its Managing Member
                                            By: Frazier & Company, Inc.
                                                Its Managing Member

                                                By: /s/ Alan D. Frazier
                                                   -----------------------------
                                                    Alan D. Frazier
                                                    President


                                    FHM II L.L.C.
                                    By: Frazier Management, L.L.C.
                                        Its Managing Member
                                        By: Frazier & Company, Inc.
                                            Its Managing Member

                                            By: /s/ Alan D. Frazier
                                               ---------------------------------
                                                Alan D. Frazier
                                                President


                                    FRAZIER HEALTHCARE IV, L.P.
                                    By: FHM IV, L.P.
                                        Its General Partner

                                        By: FHM IV, L.L.C.
                                            Its General Partner

                                            By: /s/ Alan D. Frazier
                                               ---------------------------------
                                                Alan D. Frazier
                                                Title: Member


                                    FRAZIER AFFILIATES IV, L.P.
                                    By: FHM IV, L.P.
                                        Its General Partner

                                        By: FHM IV, L.L.C.
                                            Its General Partner

                                            By: /s/ Alan D. Frazier
                                               ---------------------------------
                                                Name: Alan D. Frazier
                                                Title: Member

CUSIP NO. 766559 10 8                                        PAGE 17 OF 17 PAGES


                                    FHM IV, L.P.
                                    By: FHM IV, L.L.C.
                                        Its General Partner

                                        By: /s/ Alan D. Frazier
                                           ------------------------------
                                            Name: Alan D. Frazier
                                            Title: Member


                                    FHM IV, L.L.C.

                                    By: /s/ Alan D. Frazier
                                       -----------------------------
                                        Name: Alan D. Frazier
                                        Title: Member


                                    FRAZIER MANAGEMENT, L.L.C.
                                    By: Frazier & Company, Inc.
                                        Its Managing Member

                                        By: /s/ Alan D. Frazier
                                           -------------------------
                                            Name: Alan D. Frazier
                                            Title: President


                                    FRAZIER & COMPANY, INC.

                                    By: /s/ Alan D. Frazier
                                        ----------------------------
                                         Alan D. Frazier, President,
                                         Director and Shareholder


                                    ALAN D. FRAZIER

                                    /s/ Alan D. Frazier
                                    ----------------------------